Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

Date: October 25, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which was declared effective by the SEC and includes the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “Registration Statement”). The Registration Statement will be delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR

WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the Registration Statement and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

IMAGE OMITTED 2016

NOTICE OF MEETING EXTRAORDINARY GENERAL MEETING Monday, December 5, 2016 Salle Wagram – 39-41, avenue de Wagram 75017 Paris
CONTENTS p. 3 Welcome to Technip’s General Meeting p. 4 How to participate in the General Meeting p. 7 Agenda p. 8 Presentation Merger Technip – FMC Technologies p. 10 Draft resolutions p. 15 Request for documents and information Feel free to contact us if you require further information: Group Legal Division 89, avenue de la Grande Armée, 75116 Paris – France Phone : +33 (0)1 47 78 67 10 Fax : +33 (0)1 47 78 20 90 E-mail: assemblee.generale.actionnaires@technip.com The Group publications are available on our website at www.technip.com (Investors/Annual Shareholders’ Meeting)
You are invited to attend IMAGE OMITTEDthe TECHNIP Extraordinary Meeting which will be held Monday, December 5, 2016 at 5:00 p.m. Salle Wagram 39-41, avenue de Wagram – 75017 Paris How to get to the Salle Wagram? By RER: LigneIMAGE OMITTED: Charles de Gaulle-Étoile By tube: LineIMAGE OMITTED: station Charles de Gaulle-Étoile Line IMAGE OMITTED : stations Ternes or Charles de Gaulle-Étoile Line IMAGE OMITTED : station Charles de Gaulle-Étoile By bus : Lines: 30 31 43 91 92 Closest train stations: Saint-Lazare and Pont Cardinet Car park: Étoile Wagram (22 bis, avenue de Wagram, 75008 Paris) ; Ternes (4/38/59, avenue des Ternes, 75017 Paris) ; Mac Mahon (17, avenue Mac Mahon, 75017 Paris) ; Carnot (16, avenue Carnot, 75017 Paris).

TECHNIP Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTED WELCOME TO TECHNIP’S GENERAL MEETING Dear Shareholder, Since our announcement on May 19th the merger process between Technip and FMC Technologies is going well and we are now happy to present to you, for your vote, the proposed new company, TechnipFMC, which we believe will gather our talents by capitalizing on our technologies, common cultures and values. In a difficult market environment this proposed merger illustrates a new approach to driving change in our industry, to create more long-term value for all our stakeholders. This General Meeting is not only an opportunity for you to obtain further information and exchange views, but also to vote on the resolutions submitted for the meeting’s approval. An equivalent general meeting will be held at the same time at FMC Technologies’ headquarters in Houston for the same purpose. I hope that you will participate in this important moment for the Group, either through personal attendance, by arranging to be represented, or by postal vote. Alternatively, you may authorize the chairman of the meeting or any nominated person to vote on your behalf. I would like to thank you for your support and trust and look forward to seeing you on December 5th. Thierry PILENKO Chairman and CEO

TECHNIP

Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTED HOW TO PARTICIPATE IN THE GENERAL MEETING

Each Technip shareholder is entitled to participate in the General Meeting. You may either attend the General Meeting in person, give a proxy to the Chairman of the meeting, be represented, or vote by mail. Whichever option is used, you have to state your choice by completing the herewith voting form.
The right to participate in the Meeting is subject to the registration of Technip shares in an account at least two trading days prior the date of meeting. For the Technip Extraordinary General Meeting on December 5, 2016 the deadline is December 1, 2016 at 00:00 a.m. (Paris time – France). The share should be acquired on November 28, 2016 at the latest in order the right to vote during the Extraordinary Meeting.

If you wish to attend the Meeting in person IMAGE OMITTED

YOU HOLD REGISTERED SHARES Simply tick box A on the voting form to receive an admission card, sign and date the form and return it with the herewith envelope. You will receive the admission card at the address noted on the voting form. IMAGE OMITTED
YOU HOLD BEARER SHARES Please contact your financial intermediary who will obtain an admission card for you. You will receive the admission card at your mailing address.

If you do not wish to attend the Meeting IF YOU DO NOT WISH TO ATTEND THE MEETING Your voting form must be completed, dated, signed and returned with the herewith envelope.

YOU HOLD BEARER SHARES Please contact your financial intermediary who will provide you with the voting form. The completed voting form (surname, full name, address, number of shares, date and signature) should be mailed to your financial intermediary who will send the form and the certificate of parti-cipation to Société Générale. You may choose one of the three options set out below (tick the box of your choice): Vote by mail (tick box 1); Appoint the Chairman of the meeting as your proxy (tick box2); Appoint any other person of your choice as your proxy (tick box 3). IMAGE OMITTED In accordance with Article R. 225-79 of the French Commercial Code, you may also give notice that you have given or cancelled a proxy by e-mail, as follows:
For registered shareholders, by sending an e-mail appended with an electronic signature, obtained by them from an authorized third-party certifier in accordance with appli-cable laws and resolutions, to the following e-mail address: assemblee.generale.actionnaires@technip.com stating their surname, first name, address and their Société Générale identifi-cation number for registered shareholders (information available on the top left of their share account statement) or their financial intermediary’s identifier for administered account shareholders as well as the surname and first name of the representative designated or revoked. For holders of bearer shares, by sending an e-mail appended with an electronic signature, obtained by them from an autho-rized third-party certifier in accordance with applicable laws and resolutions, to the following e-mail address: assemblee. generale.actionnaires@technip.com stating their surname, full name, address and complete banking details, as well as the surname and first names of the representative designated or revoked. Subsequently they must ask the bank or broker that manages their share account to send written confirmation of this information either by fax at 33 (0)2 51 85 57 01 or by post to Société Générale, Service des Assemblées, CS 30812, 32, rue du Champ de Tir, 44308 Nantes Cedex 3, France. Only representative designation or revocation notifications, duly signed, completed and received on December 2, 2016 will be taken into account.

TECHNIP Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTEDHOW TO PARTICIPATE IN THE GENERAL MEETING How to fill out the voting form IMAGE OMITTED

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You wish to attend the meeting: tick box A

A Société Anonyme au capital de 93 281 878,63 € Siège Social : 89, avenue de la Grande Armée 75116 PARIS 589 803 261 RCS PARIS
ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE convoquée le 5 Décembre 2016 à 17 heures A la salle Wagram 39-41, avenue de Wagram - 75017 PARIS EXTRAORDINARY GENERAL MEETING convened on December 5, 2016 at 5.00 p.m. At "salle Wagram" 39-41, avenue de Wagram - 75017 PARIS

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2 Décembre 2016 / December 2nd, 2016 2 Décembre 2016 / December 2nd, 2016 You do not wish to attend the meeting: tick box 1, 2 or 3 of your choice

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IMAGE OMITTED Within the 3-day period preceding the General Meeting, should you have not received your admission card, or should you have any questions about its processing, please feel free to contact Société Générale, Technip’s dedicated operators at 0 825 315 315 (from France: €0.15/min excluding VAT) or at +33 (0)2 51 85 59 82 (international) from Monday to Friday, between 8:30 a.m. and 6:00 p.m. Paris time. IMAGE OMITTED

TECHNIP

Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTEDHOW TO PARTICIPATE IN THE GENERAL MEETING IMAGE OMITTEDIMAGE OMITTED If you want to ask a question IMAGE OMITTED The General Meeting is a unique opportunity for Technip and its shareholders to communicate. You will be able to ask questions during the Q&A session prior to the vote of the resolutions. In addition, you are invited to send written questions that pertain to the agenda no later than the fourth business day before the General Meeting (November 29, 2016) either by:
registered letter to: Secrétariat du Conseil – Technip 89, avenue de la Grande Armée, 75116 Paris, France; e-mail to the following address: assemblee.generale.actionnaires@technip.com. Questions must be accompanied by a certificate of share owner-ship if you hold bearer shares.

IMAGE OMITTEDIMAGE OMITTED If you want to get information IMAGE OMITTED

In the following pages, you will find information about the proposed cross-border merger together with a presentation of the resolutions to be put to vote. In addition, you may request a copy of the report of the board and information document which are available on our website at www.technip.com (section: Regulatory Filings). If you would like these documents sent to you, please complete the “request for documents and infor-mation” form on page 15.
Moreover, all documents that will be provided during the General Meeting are available for consultation either on www.technip.com (section: Investors/Annual Shareholders’ Meeting) or, as of October 26, 2016, from Technip’s registered offices at the following address: Technip 89, avenue de la Grande Armée 75116 Paris – France

Notice to U.S. investors In addition to this Notice of Meeting for the shareholder meeting of Technip in connection with the proposed transac-tion, Technip has prepared and filed with the Securities and Exchange Commission (the “SEC”) an information document (the “Information Document”); TechnipFMC has filed with the SEC a registration statement on Form S-4, which was declared effective by the SEC and includes the proxy statement of FMC Technologies that also constitutes a U.S. prospectus of TechnipFMC (the “Registration Statement”); and Technip has made, and will make, filings from time to time with the SEC. U.S. INVESTORS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors can obtain free copies of the Information Document, the Registration Statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors can obtain free copies of documents filed with the SEC by Technip and of the Information Document and the Registration Statement on Technip’s website at www.technip.com. Certain financial information (including certain pro forma financial information of TechnipFMC) that is included in the Information Document has been prepared on the basis of, or in accordance with, International Financial Reporting Standards adopted by the European Union and, therefore, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. U.S. inves-tors should consult the Registration Statement for additional financial information. Neither the SEC nor any U.S. state securities commission has approved or disapproved the proposed transaction, or passed comment upon the adequacy or completeness of this Notice of Meeting, the Information Document or the Registration Statement. Any representation to the contrary is a criminal offence in the United States.

TECHNIP Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTED AGENDA Within the competence of the Extraordinary General Meeting: Review and approval of the contemplated cross-border merger by way of absorption of Technip (the “Company”) with and into TechnipFMC; Removal of the double voting rights; Winding-up without liquidation of the Company as of the completion date of the cross-border merger by way of absorption of the Company by TechnipFMC; and Powers for formalities. IMAGE OMITTED

TECHNIP

Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTEDPRESENTATION MERGER TECHNIP – FMC TECHNOLOGIES

Technip and FMC Technologies jointly announced on May 19th, 2016 that the companies will combine to create a global leader that will drive change by redefining the production and transfor-mation of oil and gas. The transaction brings together two market leaders and their talented employees, building on the proven success of their existing alliance and joint venture, Forsys Subsea, uniting innovative technologies, common cultures and values, thereby enabling rapid integration. The combined company will offer a new generation of comprehensive solutions in Subsea, Surface and Onshore/Offshore to reduce the cost of producing and transforming hydrocarbons. TechnipFMC’s flexible commercial model will provide both integrated and discrete solutions to customers across the value chain. STRATEGIC BENEFITS OF THE COMBINATION Creates a leader in Subsea, Surface and Onshore/Offshore, driven by technology and innovation: the new company will combine Technip’s innovative systems and solutions, state of the art assets, engineering strengths and project management capabilities with FMC Technologies’ leading technology, manu-facturing and service capabilities. Together, TechnipFMC will engage with customers earlier in the development process to design, deliver and install more comprehensive solutions, rede-fining the production and transformation of hydrocarbons. Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond: The combined company allows for a simplified, go-to-market strategy that spans from individual products or services to fully integrated solutions. With a single interface to ensure seamless execution, the combined company will significantly reduce the cost of development for customers for both new and existing fields. Accelerates growth: broader portfolio of solutions will increase innovation, improve execution, reduce costs and enhance customer success: The combined company will leverage both FMC Technologies’ and Technip’s competencies to accelerate technology innovation, integrate and improve project execution and reduce costs for customers. It will expand on competencies in digital life-of-field and data management services to reduce maintenance and enhance production. TechnipFMC brings together two complementary market leaders and their talented employees, building on the proven success of their existing alliance, enabling a rapid integration: The combined company expects its global reach, flexibility, advanced engineering capabilities, and distinctive technologies and competencies will position it as a global industry leader. Bringing together the two companies’ common cultures, talented employees and customer portfolios is also expected to drive profitable growth and value creation.
FINANCIAL BENEFITS OF THE COMBINATION All-stock transaction expected to deliver at least $400 million in annual pretax cost synergies: The combined company will quickly implement its new organizational plan following closing. The combined company expects to achieve pretax cost synergies of approximately $200 million in 2018, and of at least $400 million in 2019 and thereafter. These cost synergies are in addition to the cost saving to be delivered through the plans that the two companies have separately announced previously. The cost synergies are primarily related to supply chain efficiencies, real estate, infrastructure optimization and other corporate and organizational efficiencies. Therefore, this transaction is expected to be significantly accretive to both companies’ earnings per share. In addition, revenue synergies are expected to be achieved from the integrated subsea project execution model. Diversifies revenue mix and drives cash flow: The combined company had a consolidated backlog of $20 billion as of March 31, 2016, providing revenue visibility over the mid-term. This backlog will drive well-diversified cash flow, providing financial strength and flexibility for continued investment in strategic initiatives as well as research and development. All of these elements make both Technip and FMC Technologies confident in the combined company’s ability to fund both an annual cash dividend and a share repurchase program. One of the strongest balance sheets in the industry: The all-stock transaction will create a company with a solid and sustainable capital structure by combining two of the strongest balance sheets in the industry. Bringing together two industry leaders will drive profitable growth and value creation, espe-cially as market conditions improve. IMAGE OMITTED TRANSACTION TERMS Under the terms of the business combination agreement, FMC Technologies and Technip will be merged into a new entity. At closing, each share of Technip common stock will be converted into 2.0 ordinary shares of TechnipFMC and each common share of FMC Technologies will be exchanged for 1.0 ordinary share of TechnipFMC. Upon closing, TechnipFMC shares will trade on the New York Stock Exchange and on the Paris Euronext Stock Exchange.

TECHNIP Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTED PRESENTATION MERGER TECHNIP – FMC TECHNOLOGIES TECHNIP FMC COMBINED 2015 REVENUE: ➜ COMBINED BACKLOG: billion $20billion $20on March 31, 2016 IMAGE OMITTED LONDON PARIS EQUITY VALUE: approx. HOUSTON $13billion 45,000 (based on pre-announcement share prices) employees in more than 45 countries EXPECTED PRE-TAX COST SYNERGIES: million ACTIVITIES: Subsea (Products, Projects, services), Surface $400(for full 2019 year) and Onshore/Offshore GOVERNANCE: ■■ Thierry Pilenko, Executive Chairman (currently Technip Chairman and CEO) ■■ Doug Pferdehirt, CEO (currently FMC Technologies President and CEO) The Board of Directors will consist of seven members Technip and FMC Technologies both have long track designated by Technip, including Thierry Pilenko and records« of innovation and commitment to helping their seven members designated by FMC Technologies, inclu- clients meet the challenges of the oil and gas industry. ding Doug Pferdehirt. A year ago, we were at the forefront of recognizing the OPERATIONAL HEADQUARTERS: importance of a broader view of our clients’ challenges and seized the opportunity that working together in TechnipFMC will have its operational headquarters in our alliance could bring. Today we want to take this Paris, France, (where the Executive Chairman will have strategy further and across the full footprint of the two his principal office), in Houston, Texas, USA (where the companies. We have complementary skills, technologies CEO will have his principal office) and in London, United and capabilities which our customers can access on an Kingdom (where the Forsys Subsea JV is headquartered integrated basis or separately as they prefer. Together, and the new corporation will be domiciled). TechnipFMC can add more value across Subsea, Surface and Onshore/Offshore, enabling us to accelerate our growth. I am confident that we can quickly demonstrate the power of TechnipFMC to our clients, our people and our shareholders. » Thierry Pilenko, current Technip Chairman and Chief Executive Officer, future Executive Chairman of TechnipFMC IMAGE OMITTED

TECHNIP

Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTED DRAFT RESOLUTIONS IMAGE OMITTED First resolution Review and approval of the contemplated cross-border merger by way of absorption of the Company with and into TechnipFMC

The purpose of the first resolution is to approve the contemplated cross-border merger by absorption and related cross-border merger terms dated October 4, 2016 (the “Cross-Border Merger Terms”) entered into between the Company and TechnipFMC Limited, an English company (“TechnipFMC”), pursuant to which it is agreed that, subject to the completion of the conditions precedent provided for in the Cross-Border Merger Terms and in the Business Combination Agreement dated June 14, 2016, entered into with FMC Technologies, Inc. (“FMCTI”), the Company will be merged into TechnipFMC Limited in accordance with the terms and conditions of the Cross-Border Merger Terms, within the framework defined by French and English regulations, and in particular by the European directive 2005/56 EC dated October 26, 2005 (the “Cross-Border Merger”). IMAGE OMITTED
The Cross-Border Merger is part of the combination with FMCTI contemplated in the Business Combination Agreement (the “Combination”), following which all the Company’s and FMCTI’s businesses will be gathered under TechnipFMC or ultimately controlled by it. The legal and economic aspects and the terms and conditions of the Cross-Border Merger are detailed in the reports of the Board of Directors to the Extraordinary and Special General Meetings to be held on December 5, 2016 and in particular in the information document prepared for the purposes of the Cross-Border Merger, attached as Schedule 2 thereto. These documents are made available to the shareholders of the Company at the registered office and on its website (www. technip.com).

Review and approval of the contemplated Cross-Border Merger by way of absorption of the Company with and into TechnipFMC IMAGE OMITTED

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings of shareholders, after considering: the report of the Board of Directors prepared pursuant to Articles L.236-27 and R.236-16 of the French Commercial Code; the reports relating to the terms and conditions of the merger and to the valuation of the contributions prepared by Olivier Péronnet, from Finexsi and Didier Kling, from Kling et Associés, as merger appraisers appointed by an order of the President of the Paris commercial Court issued on July 26, 2016, pursuant to Articles L. 236-10 and L. 225-147 of the French Commercial Code; the common draft terms of Cross-Border Merger (including their schedules, the “Cross-Border Merger Terms”) entered into on October 4, 2016 between the Company and TechnipFMC Limited, a company incorporated under the laws of England and Wales, having its registered office a C/O Legalinx Limited, 1Fetter Lane, London EC4A 1BR, United Kingdom and registered under number 9909709 (“TechnipFMC”); the information document (including its schedules) made available to the public for the purposes of the Cross-Border Merger by way of absorption of the Company with and into TechnipFMC (the “Information Document”); the annual financial statements of the Company relating to the fiscal years ended on December 31, 2015, December 31, 2014 and December 31, 2013 approved by the general meetings of the Company and certified by the Statutory Auditors of the Company;
the management reports relating to the fiscal years ended on December 31, 2015, December 31, 2014 and December 31, 2013 of the Company; the 2016 half-yearly financial report of the Company inclu-ding the consolidated half-yearly financial statements of the Company as at June 30, 2016, having been subject to a limited review by the Statutory Auditors of the Company; the consolidated interim accounts of the Company approved by the Board of Directors of the Company relating to the period between January 1, 2016 and September 30, 2016; the interim accounts of TechnipFMC approved by the sole Director of TechnipFMC relating to the period between December 9, 2015 (creation date of TechnipFMC) and September 30, 2016; and the resolutions submitted today to the Special General Meeting of shareholders entitled to double voting rights; Approves, subject to the condition precedent of approval by this General Meeting of the second and third resolutions below: −−the contemplated Cross-Border Merger by way of absorption of the Company by TechnipFMC (the “Merger”) pursuant to the terms and conditions of the Cross-Border Merger Terms, which refers to the Business Combination Agreement dated June 14, 2016 (the “Business Combination Agreement”) entered into between the Company, FMC Technologies, Inc. (“FMCTI”) and TechnipFMC;

TECHNIP

Notice of Meeting – Monday, December 5, 2016

−−the Cross-Border Merger Terms as a whole, under which it is agreed that subject to the completion of the conditions precedent provided for in Article 15 of the Cross-Border Merger Terms, the Company will transfer to TechnipFMC all its assets and liabilities by way of a merger by absorption; −−the universal transfer of the Company’s assets and liabilities (transmission universelle de patrimoine) to TechnipFMC as part of the Merger; −−the setting of the completion date of the Merger from a legal perspective, which will be decided by the High Court of England and Wales in its court order approving the Merger, pursuant to Regulations 16 and 17 of the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974) as amended and subject to the completion of the conditions precedent to the Merger as described in Article 15 of the Cross-Border Merger Terms (the time and date on which the Merger is to become effective, respectively, the “Completion Time” and the “Completion Date”); −−the setting of the completion date of the Merger from an accounting perspective on the Completion Date. However, from an accounting perspective, there is no transfer to TechnipFMC of the assets and liabilities of the Company. On the contrary, the assets and liabilities of TechnipFMC will be transferred to the Company at the Completion Date since the IFRS accounting treatment of the Merger reverses the legal transaction. Therefore the IFRS individual accounts of TechnipFMC will reflect the results of the Company prior to the Completion Date as if the IFRS individual accounts of TechnipFMC were a continuation of the Company’s indivi-dual accounts; −−the setting of the date of the Merger’s retroactive effect for French tax purposes as from January 1, 2017; −−the valuation based on the net book value of the transferred assets amounting to €5,752.2 million and of the transferred liabilities amounting to €2,794.2 million, i.e. a provisional net asset value amounting to €2,662.2 million, after having applied a 10% discount, this provisional valuation being based on the estimated balance sheet of the Company at the Completion Date (the “Provisional Net Asset Value”); acknowledging that the definitive values of the transferred assets and liabilities to TechnipFMC and, as a consequence, of the resulting transferred net asset value, will be deter-mined based on the definitive accounts of the Company at the Completion Date, which will be approved by the Board of Directors of TechnipFMC within three months after the Completion Date; and −−the consideration in exchange for the contribution pursuant to the Merger according to an exchange ratio of two (2) TechnipFMC shares for one (1) share of the Company (other than Excluded Technip Shares, as defined below) outstanding immediately prior to the date and time determined in the relevant Euronext notice (the “Merger Record Time”). Acknowledges that, subject to the conditions precedent provided for in Article 15 of the Cross-Border Merger Terms: −−pursuant to Article L.236-3 of the French Commercial Code and pursuant to the terms of the Cross-Border Merger Terms, no TechnipFMC share will be allotted and issued in respect of shares of the Company which, at the Completion Time of the Merger, are (i) held by the Company in treasury or otherwise owned by the Company or (ii) owned by any direct or indirect wholly-owned Subsidiary (as defined in the Business Combination Agreement) of the Company (the “Excluded Technip Shares”) which will be cancelled at the Completion Date;
DRAFT IMAGE OMITTED RESOLUTIONS −−TechnipFMC will increase its share capital in exchange for the contribution pursuant to the Merger by issuing new shares, fully paid-up, having a nominal value of $1.00 each, which number shall be equal to the number of shares comprising the share capital of the Company at the Merger Record Time (excluding Excluded Technip Shares) to which is applied the share exchange ratio of two (2) TechnipFMC shares for one (1) share of the Company at the Merger Record Time, those shares being allotted to the shareholders of the Company; −−subject to the terms of the preceding paragraph, the new shares of TechnipFMC created as a result of the Merger, as of the Completion Date, will bear rights to dividends and will benefit from the same rights and will be entirely fungible with the other ordinary shares of TechnipFMC allotted and issued as a result of the Merger between TechnipFMC US Merger Sub LLC, a Delaware limited liability company which will be converted into a Delaware corporation before the Completion Date and will be a wholly-owned indirect subsi-diary of TechnipFMC, FMCTI being the surviving entity of this Merger; they will each carry a voting right; −−the new shares of TechnipFMC will be fully paid-up and free of any encumbrances; they will be admitted to trading on Euronext Paris and on the NYSE as of the Completion Date; −−the difference between (i) the amount of the Provisional Net Asset Value and (ii) the nominal amount of the share capital increase of TechnipFMC will constitute the merger reserve; if the definitive net asset value at the Completion Date is greater than the Provisional Net Asset Value, the merger reserve will be increased by an amount equal to such diffe-rence and if the definitive net asset value at the Completion Date is lower that the Provisional Net Asset Value, the merger reserve will be reduced by an amount equal to such difference; −−TechnipFMC will assume, at the Completion Date, all rights and obligations of the Company, and in particular: • all obligations resulting from the undertakings of the Company towards the holders of purchase and subscrip-tion stock options of the Company outstanding at the Completion Date, so that these options will be applied on the shares of TechnipFMC pursuant to the share exchange ratio of the Merger and pursuant to the provisions of the Cross-Border Merger Terms; • all obligations resulting from the undertakings of the Company towards the beneficiaries of performance shares of the Company outstanding at the Completion Date, so that the rights of the beneficiaries will be applied on the shares of TechnipFMC pursuant to the share exchange ratio of the Merger and pursuant to the provisions of the Cross-Border Merger Terms; • all obligations resulting from the undertakings of the Company towards the holders of convertible and/or exchangeable bonds into new and/or existing shares (the “OCEANEs”), which may potentially be outstanding at the Completion Date so that the rights of the holders of OCEANEs will be applied on the shares of TechnipFMC pursuant to the share exchange ratio of the Merger and pursuant to the provisions of the Cross-Border Merger Terms, it being understood that the OCEANEs are scheduled to be fully repaid at their nominal value on January 1, 2017, subject to any prior conversion, exchange or repurchase; and all other obligations resulting from the undertakings of the Company towards any other creditors, including its bondholders. IMAGE OMITTED

TECHNIP

Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTEDDRAFT RESOLUTIONS 3. Gives all powers to the Chairman and Chief Executive Officer of the Company, with the right to subdelegate, in order, amongst others: −−to set the amount of the share capital of the Company (excluding Excluded Technip Shares) at the Completion Time, taking into account, in particular, the number of shares of the Company issued in connection with the exercise of purchase and subscription stock options of the Company and OCEANEs; −−to reiterate, if needed and in any form, the contributions made by the Company to TechnipFMC, to draw-up any confirmatory, additional or rectifying deed which may be IMAGE OMITTED necessary, to carry out all useful formalities to facilitate the transfer of the assets and liabilities of the Company to TechnipFMC; −−to carry out all formalities, make all declarations to all relevant government agencies, as well as all service of judi-cial and extrajudicial document to anyone and, in case of difficulties, initiate or pursue any action; −−and generally, to execute any deed or document, to elect the place of the registered office, to substitute and delegate all or part of the conferred powers, and to do any useful and necessary things for the purposes of the definitive comple-tion of the Merger.

Second resolution Removal of the double voting rights The purpose of the second resolution is to approve the proposed removal of the double voting rights attached, as at the date of definitive completion of the Cross-Border Merger, to the shares of the Company held continuously by the same shareholder for at least two years pursuant to article 12 of the bylaws of the Company, for the purposes and subject to the completion of the Cross-Border Merger. This is because the approval of the removal of the double voting rights of the Company is provided as a condition precedent of the Cross-Border Merger under the Business Combination Agreement and the Cross-Border Merger Terms. Moreover, the bylaws of the absorbing company TechnipFMC, which will be in force as at the completion of the Cross-Border Merger, do not contain any provision creating or maintaining double voting rights attached to the shares comprising the share capital. On May 18, 2016, in connection with the Combination, the Company entered into support agreements with (i) Bpifrance Participations, which held in aggregate5.17% of the share capital and9.29% of the voting rights of Technip as of December30,2015 and (ii) IFP Énergies nouvelles (“IFPEN”), which held in aggregate IMAGE OMITTED
2.38% of the share capital and 4.35% of the voting rights of Technip as of December 30, 2015. Pursuant to the terms of such support agreements, Bpifrance Participations and IFPEN, respectively, agreed to vote, at any general meeting of the shareholders of the Company, in favor of the transactions contemplated by the Business Combination Agreement (and therefore in favor of the Cross-Border Merger), subject notably to the Company Board of Directors’ favorable recommendation. Bpifrance Participations and IFPEN also agreed to vote, at any special meeting of the shareholders of the Company holding double voting rights, in favor of the removal of such double voting rights, subject to completion of the Cross-Border Merger. The removal of these double voting rights would only be effec-tive as of the completion date of the Cross-Border Merger. There will be no amendment to the bylaws of the Company as a result of this resolution, the Company being dissolved as of right at the completion date of the Cross-Border Merger due to the Cross-Border Merger.

Removal of the double voting rights The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings of shareholders, as a result of the preceding resolution, after considering the report of the Board of Directors and the Information Document and pursuant to Article L. 225-99 of the French Commercial Code: Approves the removal, subject to the definitive completion of the Merger and at the Completion Date, of the double voting rights which will be attached, at this date, to the shares of the Company pursuant to Article 12 of the bylaws of the Company; Acknowledges that, pursuant to Article L.225-99 of the French Commercial Code, this decision, to be definitive, will require the approval of the removal of the double voting rights atta-ched to the shares of the Company by the Special Meeting of shareholders benefiting from double voting rights;
Acknowledges that the Special Meeting of holders of double voting rights, held today, approved, subject to the definitive completion of the Merger and at the Completion Date, the removal of the double voting rights which will be attached to the shares of the Company at this date; Acknowledges that as a result of this resolution and of the second resolution approved by the Special Meeting of shareholders of the Company benefiting from double voting rights, each share of the Company will entitle its holder to one voting right as of the Completion Date; Acknowledges that the bylaws of the Company will not be amended as a result of this resolution, the Company being dissolved as of right at the Completion Date as a result of the Merger.
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TECHNIP

Notice of Meeting – Monday, December 5, 2016

IMAGE OMITTEDDRAFT RESOLUTIONS IMAGE OMITTED Third resolution Winding-up without dissolution of the Company as of the definitive completion of the cross-border merger by way of absorption of the Company by TechnipFMC

The purpose of the third resolution is to approve the winding-up without dissolution of the Company as at the date of definitive completion of the Cross-Border Merger, subject to the conditions precedent provided for in the Business Combination Agreement and in the Cross-Border Merger Terms. IMAGE OMITTED
This winding-up without liquidation will be effective as of right as a result of the definitive completion of the Cross-Border Merger.

Winding-up without dissolution of the Company as of the definitive completion of the Cross-Border Merger by way of absorption of the Company by TechnipFMC IMAGE OMITTED

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings of shareholders, after considering: the report of the Board of Directors prepared in accordance with articles L. 236-27 and R. 236-16 of the French Commercial Code; the reports relating to the terms and conditions of the merger and to the valuation of the contributions prepared by Olivier Péronnet, from Finexsi and Didier Kling, from Kling et Associés, as merger appraisers appointed by an order of the President of the Paris commercial Court issued on July 26, 2016, pursuant to Articles L. 236-10 and L. 225-147 of the French Commercial Code; the Cross-Border Merger Terms; the Information Document; Acknowledges that, subject to the definitive completion of the Merger in accordance with the provisions of the court IMAGE OMITTED Powers for formalities The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings of shareholders gives all powers to the holder of an order of the High Court of England and Wales approving the Merger, the Company will be dissolved as of right without liquidation as of the Completion Date; 2. Gives all powers to the Chairman and Chief Executive Officer of the Company and to any Director of TechnipFMC at the relevant time, with the right to subdelegate, in order to, amongst others: −−acknowledge, individually or collectively, on behalf of TechnipFMC which will assume the rights of the Company as a result of the Merger, the completion of the conditions set out in the Cross-Border Merger Terms and in the Business Combination Agreement and, as a consequence, the defini-tive completion of the Merger; and −−proceed with all acknowledgements, communications and formalities which would be necessary or useful for the purposes of the completion of the Merger and the consecu-tive winding-up of the Company. IMAGE OMITTED original, a copy or a certified extract of these minutes in order to carry out any legal submission, publicity or any other formalities or have them carried out. IMAGE OMITTED

TECHNIP

Notice of Meeting – Monday, December 5, 2016

Design and production: IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED IMAGE OMITTED Photo credits: Technip photo library, all rights reserved.

IMAGE OMITTEDIMAGE OMITTED REQUEST FOR DOCUMENTS AND INFORMATION IMAGE OMITTEDIMAGE OMITTED

To be sent to: Société Générale SGSS/GIS Service des Assemblées CS 30812 32, rue du Champ de Tir 44308 Nantes Cedex 3 France Referred to in Article R. 225-88 of the French Commercial Code
Extraordinary General Meeting Monday, April 5, 2016 at 5:00 p.m. Salle Wagram IMAGE OMITTED

I, the undersigned: _________________________________________________________________________________________________________________________________________ Surname and First names: ________________________________________________________________________________________________________________________________ Address: _____________________________________________________________________________________________________________________________________________________

Postal Code:

City: _________________________________________________________ Country: ___________________________________________

Acting in my capacity as shareholder of Technip, acknowledge having already received the documents concerning the Extraordinary General Meeting of December 5, 2016 that has been convened, referred to in Article R. 225-88, namely, the agenda, the draft resolutions jointly with a presentation of resolutions, the summary report of the Company during the 2015 fiscal year jointly with the financial results of the last five years and ask said Company to send me, at no charge, by return the documents and information referred to in Article R. 225-88.(*) Signed at .................................................., on .................................................. 2016 Signature (*) In accordance with the provisions of Articles R.225.81 and R.225.88, any registered shareholder may, by a single request, obtain that the Company mail him/her the documents and information referred to in Articles R.225.81 and R.225.83 on the occasion of each of the Meetings to be held after the above mentioned Meetings (Article R.225.83 refers, in particular, depending on the nature of the meeting, to the information concerning the members of the Board of Directors, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statements, the notes, the Auditors’ special report and the Auditors’ report that must be presented to the ✂ Extraordinary Shareholders’ Meeting in cases provided by law). IMAGE OMITTED

TECHNIP

Notice of Meeting – Monday, December 5, 2016

REQUEST
FOR DOCUMENTS AND INFORMATION

To be sent to:
Société Générale
SGSS/GIS
Service des Assemblées
CS 30812
32, rue du Champ de Tir
44308 Nantes Cedex 3
France

Referred to in Article R. 225-88 of the French Commercial Code

Technip

Extraordinary General Meeting

Monday, April 5, 2016 at 5:00 p.m.
Salle Wagram

I, the undersigned: ______________________________

Surname and First names: ______________________________

Address: ______________________________

Postal Code: |_|_|_|_|_| City: ______________ Country: ______________

Acting in my capacity as shareholder of **Technip**, acknowledge having already received the documents concerning the Extraordinary General Meeting of December 5, 2016 that has been convened, referred to in Article R. 225-88, namely, the agenda, the draft resolutions jointly with a presentation of resolutions, the summary report of the Company during the 2015 fiscal year jointly with the financial results of the last five years and ask said Company to send me, at no charge, by return the documents and information referred to in Article R. 225-88.(*)

Signed at ______________, on ______________ 2016

Signature

(*) In accordance with the provisions of Articles R.225.81 and R.225.88, any registered shareholder may, by a single request, obtain that the Company mail him/her the documents and information referred to in Articles R.225.81 and R.225.83 on the occasion of each of the Meetings to be held after the above mentioned Meetings (Article R.225.83 refers, in particular, depending on the nature of the meeting, to the information concerning the members of the Board of Directors, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statements, the notes, the Auditors' special report and the Auditors' report that must be presented to the Extraordinary Shareholders' Meeting in cases provided by law).

TECHNIP
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